March 6, 2020

Randy Furr
Chief Financial Officer
Bloom Energy Corp
4353 North First Street
San Jose, CA 95134

       Re: Bloom Energy Corp
           Form 8-K Filed February 12, 2020
           File No. 001-38598

Dear Mr. Furr:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 8-K Filed February 12, 2020

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

1. You disclose that on February 11, 2020, your Audit Committee concluded that your previously issued Prior Period Financial Statements should no longer be relied upon based on an accounting error identified by PwC. To the extent you were advised or notified by
      PwC that these Prior Period Financial Statements should no longer be relied upon, disclose the date on which you were advised or notified by PwC, as well as obtain and file a letter from PwC as an exhibit to an amended Form 8-K stating whether it agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Randy Furr
Bloom Energy Corp
March 6, 2020
Page 2

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have any questions.



FirstName LastNameRandy Furr                            Sincerely,
Comapany NameBloom Energy Corp
                                                        Division of Corporation
Finance
March 6, 2020 Page 2                                    Office of Manufacturing
FirstName LastName